Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A Filed June 11, 2024 Correspondence filed July 12, 2024 File No. 024-12141

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Rise Companies Corp. (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 20, 2024 (the “Comment Letter”) with respect to a correspondence from the Company, dated July 12, 2024, in response to a previous comment letter from the Staff of the Commission dated July 10, 2024 with respect to the Post-Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A filed with the Commission on June 11, 2024 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Correspondence filed July 12, 2024

General

1.	We note your response to prior comment 1, including your explanation that you have entities that are registered as investment companies under the Investment Company Act of 1940 and that a registered investment advisor is disclosing the aggregated performance of its individual clients. For clarity, please note that we are only commenting with respect to those entities that raise capital under Regulation A. However, with respect to your Regulation A filings, we note that these are made by separate companies under Regulation A, each with its own maximum offering limit, and with different return levels. Aggregating these companies’ results together, and/or with the results of investment companies is not appropriate, and we note that it is not clear from your website disclosures that discussions of aggregated results exclude results from Regulation A entities. In this regard, for example, in your January 9, 2023 letter to investors, you discuss aggregated results, and in the included Appendices, you reference companies that have made Regulation A filings. In your website disclosure of annual returns of client accounts, you refer investors to a separate page for "full disclosure," which in turn references investors to a separate page for links to various offering circulars, including links to Regulation A offering circulars. Please revise your webpage and investor letter disclosures to make it clear that any discussions of aggregated results, distributions, or returns do not include those from your Regulation A companies and ensure that you clearly distinguish your disclosures for your Investment Company Act companies and your Regulation A entities.

Advisor v Fund Performance

The Company understands the Staff’s concerns regarding the performance figures reported by Fundrise Advisors, LLC under the rules and regulations of the Investment Advisers Act of 1940 (the “40 Act”) and that the Staff believes such 40 Act performance figures might be confused for the performance of the individual funds that have qualified offerings pursuant to Regulation A of the Securities Act of 1933 (the “Regulation A Funds”). Accordingly, the Company, and its affiliates, undertake to make the following changes to address the Staff’s concerns.

Clarifying Language and Additional Regulation A Specific Pages

The Company has revised the disclosure regarding the performance of Fundrise Advisors, LLC’s clients to be clearly marked with the following (and conforming) revisions on the Fundrise Platform and future communications:

Recent Advisory Client Returns

Our Historical Advisory Client Returns

In addition, the Company, as the sponsor of the Regulation A Funds, has included, and will include in the future, the following additional, clarifying language, directly underneath any such performance figures that are being presented pursuant to the rules and regulations of the 40 Act, without the need for the reader to click any additional links:

Learn more about the assumptions in this section. The foregoing performance information is presented solely with regard to the advisory client performance of the clients of Fundrise Advisors, LLC pursuant to the Investment Advisers Act of 1940, and does not represent the performance of any individual investor or any individual or aggregate performance of any funds with offerings qualified pursuant Regulation A of the Securities Act (the “Regulation A Funds”). For more information about the Regulation A Funds, and their corresponding Forms 1-A, including their individual performance information, please click here.

Potential investors who click on the “here” link will be presented with links to the individual websites of each of the Regulation A Funds, where they may view fund specific information, including historical performance, NAV, etc., of such Regulation A Fund.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 570-1039 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ David Roberts

David Roberts

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Benjamin St. Angelo, Senior Corporate Counsel
Rise Companies Corp.

Chloe Pletner, Esq.
Goodwin Procter LLP